Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 28, 2007, relating to the consolidated financial statements and financial statement schedules of NiSource Inc. (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes an explanatory paragraph relating to adoption of Financial Accounting Standards Board Statement (“FASB”) No. 158 and FASB Interpretation No. 47), and management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of NiSource Inc. for the year ended December 31, 2006, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ Deloitte & Touche LLP
Columbus, OH
December 20, 2007